UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

Noah G Levy

Newtyn Management, LLC

60 East 42nd St, 9th Floor

New York, NY 10165

(212) 446-2460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☒

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Newtyn Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,173,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS Noah G. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,173,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1	NAMES OF REPORTING PERSONS Newtyn Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 677,546
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 677,546
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Newtyn Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,173,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Ledo Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,173,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on September 19, 2019 (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2:	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a) The term “Reporting Persons” collectively refers to:

•	Newtyn Management, LLC (“Newtyn Management”), a New York limited liability company;

•	Noah G. Levy, a citizen of the United States of America;

•	Newtyn Partners, LP (“Newtyn Partners”), a Delaware limited partnership;

•	Newtyn Capital Partners, LP (“NCP”), a Delaware limited partnership; and

•	Ledo Capital, LLC (“Ledo”), a New York limited liability company.

(b) The business address of each Reporting Person and Covered Person is 60 East 42nd Street, 9th Floor, New York, NY 10165.

(c) Newtyn Management is a registered investment adviser with the U.S. Securities and Exchange Commission (“SEC”) and its principal business is acting as the investment manager to Newtyn Partners and Newtyn TE Partners, LP (each, a “Fund” and collectively with Mr. Levy, Newtyn Management, NCP and Ledo, the “Newtyn Parties”). The Funds directly own the reported shares; however, only Newtyn Partners holds more than 5% of the Issuer’s Common Stock.

The principal occupation of Mr. Levy is acting as the Managing Member of Newtyn Management and Ledo and as the portfolio manager to the Funds.

The principal business of Newtyn Partners is investing in securities. NCP is the general partner of the Funds, and Ledo is the general partner of NCP.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is set forth in Section 2(a) of this Schedule 13D and is incorporated herein by reference.

Item 5:	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

“Group” Status

As a result of their agreement with the Western Standard Parties to vote their respective shares of Common Stock to support the Issuer’s slate of director nominees and proposals in connection with the Annual Meeting as described in Item 4 and by entering into the Cooperation Agreement, the Reporting Persons have formed a “group” for purposes of Section 13(d)(1) of the Exchange Act and the rules promulgated thereunder because of their agreement to vote jointly. The members of this group are Mr. Levy, Newtyn Management, the Funds, NCP, Ledo, Mr. Andersen, Western Standard, Western Standard Partners, LP and Western Standard Partners QP, LP (collectively, the “13D Group”).

Each of Mr. Andersen and Western Standard (collectively, the “Western Standard Reporting Persons”) as of the date of the Schedule 13D also beneficially owns more than 5% of the Issuer’s Common Stock through their indirect voting and dispositive power over the shares of Common Stock held by the Funds. The Western Standard Reporting Persons filed a Schedule 13D on the same date as the Schedule 13D (as may be amended from time to time, the “Western Standard Schedule 13D”), a copy of which was previously filed as an attachment to the Schedule 13D, to report their ownership of, and transactions in, the Common Stock and the interactions and agreements of the Western Standard Reporting Persons with the Board, members of management and the Reporting Persons substantially as described in this Schedule 13D.

As the 13D Group is deemed to have acquired beneficial ownership of the aggregate amount of the Issuer’s Common Stock that the 13D Group members beneficially owns, the 13D Group is deemed to beneficially own 2,016,079 shares of Common Stock. However, none of the Newtyn Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Western Standard Parties, and none of the Western Standard Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Newtyn Parties.

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 1,173,166 shares of Common Stock. Such number of shares of Common Stock represent 8.8% of the shares of Common Stock outstanding based on 13,349,821 shares of Common Stock outstanding as of July 10, 2019, which number the Issuer reported in its Form 10-Q for the quarterly period ended June 30, 2019 filed with the U.S. Securities and Exchange Commission on July 17, 2019.

To the extent required as a result of the Reporting Persons’ status as members of the 13D Group, the information relating to the beneficial ownership of Common Stock by each of the Western Standard Reporting Persons set forth in Rows 7 through 13 of the cover pages of the Western Standard Schedule 13D is incorporated by reference into this Item 5(a) and (b). Such information, combined with the holdings of the Reporting Persons, would result in the 13D Group having voting power equivalent to a combined beneficial ownership of 15.1% of the Issuer’s Common Stock outstanding for voting purposes.

(c) Information with respect to all transactions in the securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule A annexed hereto and incorporated herein by reference.

To the extent required as a result of the Reporting Persons’ status as members of the 13D Group, the information relating to the transactions in the securities which were effected during the past sixty days by each of the Western Standard Reporting Persons set forth on Schedule A of the Western Standard Schedule 13D is incorporated by reference into this Section 5(c).

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2019.

Newtyn Management, LLC

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

Newtyn Partners, LP

By: Newtyn Management, LLC
Its: Investment Manager

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

Newtyn Capital Partners, LP

By: Ledo Capital, LLC
Its: General Partner

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

Ledo Capital, LLC

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

/s/ Noah G. Levy
Noah G. Levy

SCHEDULE A

Transactions by the Reporting Persons in the securities of the Issuer during the preceding 60 days:

Fund	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Newtyn Partners, LP	7/15/2019	(723)	5.62
Newtyn TE Partners, LP	7/15/2019	(527)	5.62
Newtyn Partners, LP	7/16/2019	(2,141)	5.65
Newtyn TE Partners, LP	7/16/2019	(1,563)	5.65
Newtyn Partners, LP	8/23/2019	(315)	7.01
Newtyn TE Partners, LP	8/23/2019	(231)	7.01
Newtyn Partners, LP	9/5/2019	(400)	7.02
Newtyn Partners, LP	9/11/2019	(888)	6.10